Exhibit 12.1

CHELSEA THERAPEUTICS INTERNATIONAL, LTD

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in thousands)

	For the Years Ended December 31,					Six Months Ended June 30, 2009
	2004	2005	2006	2007	2008
Earnings:
Loss before income taxes	$(3,017)	$(7,916)	$(8,671)	$(15,081)	$(35,086)	$(12,712)
Plus: Fixed charges	43	18	19	20	66	83
Less: Capitalized interest	—	—	—	—	—	—

Earnings as adjusted	(2,974)	(7,898)	(8,652)	(15,061)	(35,020)	(12,629)
Fixed charges:
Interest expense	34	—	—	—	5	41
Amortization of debt issuance costs	—	—	—	—	—	—
Interest portion of rental expense	9	18	19	20	61	42

Total fixed charges	$43	$18	$19	$20	$66	$83
Ratio of earnings to fixed charges (1)	—	—	—	—		—

Deficiency of earnings available to cover fixed charges (2)	$(3,017)	$(7,916)	$(8,671)	$(15,081)	$(35,086)	$(12,712)

(1)	Because we had no earnings in each period, it is not possible to calculate the ratio of combined fixed charges and preference dividends to earnings.

(2)	For purposes of this calculation, “earnings” consist of income (loss) before income taxes and fixed charges. “Fixed charges” consist of interest, amortization of debt issuance costs, preferred stock dividends and the component of rental expense believed by management to be representative of the interest factor for those amounts.